UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                     X

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Meeting of Shareholders, to be held in Bilbao, at Palacio Euskalduna, foreseeably at second summons on 16 March 2018, which has been published today on the daily press and on BBVA’s website: www.bbva.com.

In addition, the full texts of the proposed resolutions are enclosed herewith.

The directors’ reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website: www.bbva.com.

Madrid, 14 February 2018

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 16, 2018

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Company”, “BBVA” or the “Bank”), at its meeting of February 12, 2018, agreed to call the Company’s Annual General Shareholders’ Meeting, to be held in Bilbao at Palacio Euskalduna, Calle Abandoibarra, 4, for March 15, 2018 at 12:00pm on first summons, and in the same place at the same time on March 16, 2018 on second summons, in accordance with the following:

AGENDA

ONE.- Annual financial statements, profit allocation and corporate management:

1.1    Examination and approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated group for the year ended December 31, 2017.

1.2    Approval of the allocation of the 2017 profit.

1.3    Approval of corporate management during 2017.

TWO.- Adoption of the following resolutions regarding the re-appointment and appointment of members to the Board of Directors:

2.1 Re-appointment of José Miguel Andrés Torrecillas

2.2 Re-appointment of Juan Pi Llorens

2.3 Re-appointment of Belén Garijo López

2.4 Re-appointment of José Maldonado Ramos

2.5 Appointment of Jaime Caruana Lacorte

2.6 Appointment of Ana Peralta Moreno

2.7 Appointment of Jan Verplancke

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

THREE.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition, rendering without effect the unused portion of the authorization given at the General Shareholders’ Meeting held on March 14, 2014.

FOUR.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile.

FIVE.- Conferral of authority on the Board of Directors, with may in turn delegate such authority, to formalize, correct, interpret and implement the resolutions adopted by the General Meeting.

SIX.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

SUPPLEMENT TO THE CALL AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing at least three per cent of the share capital, may: (i) request the publication of a supplement to the call notice of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this call notices.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting ledger at least five days before the scheduled date of the General Meeting.

As the General Meeting will foreseeably be held on second summons, pursuant to article 517 of the Corporate Enterprises Act, it is hereby stated that the deadline by which shareholders must have registered their shares in their name will be no later than March 11, 2018.

The Company will issue a personalized attendance card to each shareholder entitled to attend, giving them access to the venue where the General Meeting is to be held. This will indicate the number of shares they hold. Applications may be submitted through the Shareholder Office, the website (www.bbva.com), or any BBVA branch.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Holders of fewer shares may group together until they have at least the required number, though they must apply for a group card from any BBVA branch office.

In order to accredit the identity of shareholders and their valid proxies, persons presenting their attendance card on entering the building where the General Meeting is to be held may be asked to provide documents accrediting their status as proxy and, as appropriate, to present their national identity document or any other official document generally accepted for such purposes.

REMOTE VOTING AND PROXIES

WRITTEN VOTING AND PROXIES

Shareholders not personally attending the General Meeting may vote remotely, using the voting method included in the attendance card, which can be requested and delivered at any BBVA branch office.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this notice of meeting, through the Shareholder Office or at any BBVA branch, requesting the issue of a document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at C/ Azul 4, 28050 Madrid, to be processed and counted.

In order to process votes sent remotely, these must be received at least 24 hours prior to the scheduled date for the General Shareholders’ Meeting on first summons. Any votes arriving later than this will not be counted.

Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder. The representation must be conferred by using the delegation method shown in the attendance/absentee voting/delegation card and may be sent to the Company by any of the means set out in this section.

REMOTE VOTING AND PROXIES

Remote voting and proxy rights must be exercised through the Bank’s website (www.bbva.com). To do so, shareholders must follow the rules and instructions shown in the “2018 General Shareholders’ Meeting” section on the website.

In order to guarantee their identity, shareholders wishing to vote or confer proxies remotely must obtain a password on the Company website (www.bbva.com) and follow the instructions in the “2018 General Shareholders’ Meeting/Electronic Vote and Proxy” section. In order to obtain the password, shareholders will need to prove their identity in the following ways:

a)	Electronic DNI (Spanish ID Card);

b)	“BBVA.es” (for shareholders who are users of electronic banking); or

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

c)	Request accreditation (for shareholders who are not “BBVA.es” electronic banking users and shareholders that are legal entities), following the instructions on the website.

Once shareholders have their password, they may vote and/or confer proxies by electronic means prior to the General Meeting in the “2018 General Shareholders’ Meeting/Electronic Vote and Proxy” section on the Company website (www.bbva.com) from February 23, 2018 up 12:00pm on the day before the General Meeting is held on first summons, i.e. until 12:00pm on March 14, 2018. To do so, they must complete the forms and follow the instructions contained therein for the exercise of each of their rights.

SUSPENSION OF ELECTRONIC SYSTEMS

The Company reserves the right to modify, suspend, cancel or restrict the mechanisms for remote voting and proxies when this becomes necessary or advisable for technical or security reasons.

The Company shall not be liable for damages that may be caused by overloads, breakdowns, collapsed lines, connection faults or similar events not attributable to it that may temporarily prevent use of the remote voting or proxy systems.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal attendance at the General Meeting will revoke any proxy or vote submitted prior to the Meeting.

Proxies may always be revoked through the same means used to confer them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors furnish any information or clarifications needed, or send written queries regarding matters on the agenda, information accessible to the public as provided by the Company to the CNMV (National Securities Market Commission) since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, sending their communications to the Shareholder Office at C/ Azul 4, 28050 Madrid; or by email, in the “Right to Information” section on the “2018 General Shareholders’ Meeting” area of the Company website (www.bbva.com), following the instructions therein.

As of the time of this call notice, any shareholder may examine at the corporate address, at Plaza de San Nicolás 4, in Bilbao, or on the Company’s website (www.bbva.com), in the “2018 General Meeting” section the full texts of the proposed resolutions submitted for the General Meeting’s approval and the directors’ reports on the agenda items required; the separate and consolidated annual financial statements

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

and management reports, submitted for approval by the General Meeting, together with the respective auditor reports; the annual corporate governance report for 2017; the curriculum vitae, category and required proposals and reports on the re-appointment and appointment of the directors proposed in item Two above; the report on the Recommendations of the Board of Directors on the proposal presented in item Four; and the Annual Report on the Remuneration of Directors of BBVA; and any other legal documentation related to the General Meeting required.

In addition, shareholders will have at their disposal the reports of the directors and auditors other than the Company’s statutory auditor appointed by the Commercial Registry issued since the previous General Meeting regarding the use of authorization to issue convertible bonds, which will be explained to the General Meeting and were already published and made available to shareholders at the time of the issuance.

Shareholders may request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, once this call notice has been published and until the General Shareholders’ Meeting is held, all documents and information relating to the General Shareholders’ Meeting will be available on the Company website (www.bbva.com), in the “2018 General Shareholders’ Meeting” section.

ONLINE SHAREHOLDER FORUM

Pursuant to article 539.2 of the Corporate Enterprises Act, BBVA has enabled an Online Shareholder Forum for the calling of the General Meeting on the Company website (www.bbva.com) for the legally established purpose, to which individual shareholders and associations of shareholders authorized to do so may access with due guarantees.

Shareholders may use the Forum to publish proposed resolutions they wish to submit as supplements to the agenda listed in the notice; requests to second these proposed resolutions, and initiatives to achieve the threshold percentage of votes required to exercise the minority right established by law. They may also post offers of or calls for voluntary proxies as per the specific instructions for this announcement posted on the Bank’s website (www.bbva.com).

The Forum is not a communications channel between the Company and its shareholders and is only established to facilitate communication among BBVA shareholders prior to the General Meeting.

To access and use the Forum, shareholders must have a password, which they can obtain via the Company website (www.bbva.com), following the instructions given in the “2018 General Shareholders’ Meeting/Online Shareholder Forum” section.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

GENERAL INFORMATION

Shareholders may consult the Regulations of the General Shareholders’ Meeting on the Company website (www.bbva.com) regarding aspects related to the General Shareholders’ Meeting that are not contained in this announcement.

For additional information, shareholders may contact the Shareholder Office at C/ Azul, 4, 28050 Madrid, from 9:00am to 6:00pm, Monday to Friday; on the Shareholder Helpline at 902-200-902 / 912-249-821, from 8:00am to 10:00pm, Monday to Friday; or by sending an email to accionistas@bbva.com.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to article 203 of the Corporate Enterprises Act and article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

Personal data regarding the shareholders’ exercise of the rights to attend, receive information, vote, participate in the Online Shareholder Forum and any other data necessary to comply with other legal obligations stemming from the calling and holding of the General Meeting will be added to the shareholders file for which the Company is responsible. This data will be processed by the Company to manage the development, compliance with, and control of the shareholder relationship with respect to the announcement, holding and communication of the General Meeting. This data will be communicated to the notary public in relation to the certification and putting on record of the Meeting and may be provided to third parties in the exercise of the right to information provided for by law, or be made accessible to the general public insofar as it appears in the documentation that is available on the website (www.bbva.com) or is made public at the General Meeting, the holding of which may be recorded by audiovisual means and disclosed publicly on said website. When attending the General Meeting shareholders consent to the recording and publication of the same and accepts that their image will be incorporated into the file of shareholders owned by the Company in order to manage the audiovisual recording and public dissemination of the General Meeting.

Individuals whose personal data appear on these files have the right to access, rectify, cancel or challenge their data, as established under prevailing legislation, by writing to the Shareholder Office at C/ Azul 4, 28050 Madrid or sending an email to “accionistas@bbva.com”.

Shareholders must inform their proxies of the content of the preceding paragraphs, ensuring that they have their consent. Shareholders must also comply with any other requirements that may be applicable for the correct transfer of personal data to the Company, without the company having to perform any additional action in terms of information or consent.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOTE

THE GENERAL MEETING WILL FORESEEABLY BE HELD ON SECOND SUMMONS ON MARCH 16, 2018 AT THE INDICATED TIME AND PLACE, UNLESS SHAREHOLDERS ARE OTHERWISE NOTIFIED THROUGH THE DAILY PRESS OR THE COMPANY WEBSITE (www.bbva.com).

Bilbao, 14 February 2018, the Secretary General and of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

1.1.

To approve, in accordance with the terms of the legal documentation, the annual accounts and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the fiscal year ending on 31 December 2017, as well as the consolidated annual accounts and management report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same fiscal year.

To authorize the Group Executive Chairman, Mr. Francisco González Rodríguez, the General Secretary and of the Board, Mr. Domingo Armengol Calvo, and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago, indistinctively and with powers of substitution, to deposit the individual and consolidated annual accounts, management reports and audit reports corresponding to the Bank and its Group, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Commercial Registry Regulations.

1.2.

To approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A.’s profits corresponding to fiscal year 2017, which amount to €2,082,718,756.11 (two billion, eighty-two million, seven hundred and eighteen thousand, seven hundred and fifty-six euros and eleven cents), as follows:

•	The sum of €9,924,591.12 (nine million, nine hundred and twenty-four thousand, five hundred and ninety-one euros and twelve cents) will be allocated to the legal reserve.

•

The sum of €1,600,292,779.20 (one billion, six hundred million, two hundred and ninety-two thousand, seven hundred and seventy-nine euros and twenty cents) to the payment of dividends, of which: (a) a sum of 600,109,792.20€ (six hundred million, one hundred and nine thousand, seven hundred and ninety-two euros and twenty cents) has already been paid in its entirety as 2017 interim dividend prior to this General Shareholders’ Meeting, in accordance with the agreement adopted by the Board of Directors on its 27 September 2017 meeting; and (b) the remaining 1,000,182,987€ (one billion, one hundred and eighty-two thousand and nine hundred eighty-seven euros) will be devoted to the payment of the 2017 supplementary dividend for a total of 0.15€ (fifteen cents of a euro) per share, which will be paid to the shareholders on April 10, 2018.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted on 27 September 2017 by the Bank’s Board of Directors approving the payout of interim dividends for fiscal year 2017.

•

The sum of €143,833,140.29 (one hundred and forty-three million, eight hundred and thirty-three thousand, one hundred and forty euros and twenty-nine cents) to the cash payment resulting from the acquisition by Banco Bilbao Vizcaya Argentaria, S.A. of the rights of free allocation of the shareholders

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

who so requested during the execution of the share capital increase through voluntary reserves agreed by the General Shareholders’ Meeting held on March 17, 2017, in the item three of the agenda, for the implementation of the shareholder remuneration system called “Dividend Option”.

•

The sum of €300,926,086.08 (three hundred million, nine hundred and twenty six thousand, and eighty-six euros and eight cents), to the payment made in 2017 corresponding to the remuneration of the Additional Tier 1 capital instruments issued by Banco Bilbao Vizcaya Argentaria, S.A. in May 2013, February 2014, February 2015, April 2016 and May 2017.

•

The remaining profit, i.e. the sum of €27,742,159.42 (twenty-seven million, seven hundred and forty-two thousand, one hundred and fifty-nine euros and forty-two cents) will be allocated to the Company’s voluntary reserves.

1.3.	To approve the management of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. developed in fiscal year 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

In this item on the agenda, following the proposal made by the Appointments Committee, it is submitted to General Shareholders’ Meeting the re-election of José Miguel Andrés Torrecillas, Belén Garijo López and Juan Pi Llorens, as members of the Board of Directors, for the statutory term of three years, with the status of independent directors.

It is also submitted to the General Shareholders’ Meeting, after receiving a favorable report from the Appointments Committee, the re-election of José Maldonado Ramos as member of the Board of Directors, for the statutory term of three years, in his capacity as external director.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, it is proposed that the General Shareholders’ Meeting appoints, for the statutory term of three years, Jaime Félix Caruana Lacorte, Ana Cristina Peralta Moreno and Jan Paul Marie Francis Verplancke as members of the Board of Directors, with the status of independent directors.

Each proposed re-election and appointment is accompanied by an explanatory report by the Board of Directors, as required by article 529 decies of the Corporate Enterprises Act and, in the case of the proposed re-election of José Maldonado Ramos, accompanied by the favorable report of the Appointments Committee. These reports are made available to the shareholders since the notice of the General Shareholders’ Meeting is published.

Consequently, it is proposed that the General Shareholders’ Meeting:

2.1.

Re-elects José Miguel Andrés Torrecillas, of legal age, widower, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.2.

Re-elects Belén Garijo López, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.3.

Re-elects Juan Pi Llorens, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.4.

Re-elects José Maldonado Ramos, of legal age, married, of Spanish nationality and domiciled for these purposes at Calle Azul 4, Madrid, as member of the Board of Directors, for the statutory period of three years, with the status of external director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.5.

Appoints Jaime Félix Caruana Lacorte, of legal age, married, of Spanish nationality, domiciled for these purposes at Calle Azul 4, Madrid, and National Identification Number 18403552X as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.6

Appoints Ana Cristina Peralta Moreno, of legal age, married, of Spanish nationality, domiciled for these purposes at Calle Azul 4, Madrid, and National Identification Number 00398981T as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

2.7

Appoints Jan Paul Marie Francis Verplancke, of legal age, married, of Belgian nationality, domiciled for these purposes at Calle Azul 4, Madrid, and Passport in force number EN 341149 as member of the Board of Directors, for the statutory period of three years, with the status of independent director.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this item on the agenda, which will be reported to the General Shareholders’ Meeting for all due purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

One.- Repealing the unavailed part from the authorisation granted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), held on March 14th, 2014, under agenda item three, to authorise the Company, directly or via any of its subsidiaries, for a maximum term of five (5) years as of the date on which this resolution is approved, for the derivative acquisition of BBVA shares at any time and on as many occasions as it deems appropriate, by any means permitted by law, including charging the acquisition to the year’s profits and/or unrestricted reserves, all pursuant to the applicable legislation, and to subsequently dispose of the shares acquired by any means permited by law.

The derivative acquisition of BBVA shares will be subject to the conditions established under the applicable legislation, under any external or internal regulation applicable at any timeand under any restrictions that may be applied by any relevant authority. Additionally, the derivative acquisition of BBVA shares will be subject to the following conditions:

-

The nominal value of the treasury stock acquired directly or indirectly under this authorisation, when added to the treasury stock already held by the Company and its subsidiaries, shall not exceed in any case the ten per cent (10%) of the subscribed share capital of BBVA (or any other lower percentage than ten per cent (10%) that may be legally applicable from time to time).

-

The acquisition price per share shall not be lower than its nominal value or higher than a ten per cent (10%) above the listing price or any other price associated to the shares at the time of acquisition.

To expresly authorise the treasury stock acquired by the Company or any of its subsidiaries hereunder to be partially or totally set aside for workers or directors of the Company or its subsidiaries, either directly or as a result of exercising any option rights that they may hold.

Two.- To confer authority on the Board of Directors, in the broadest terms, to exercise the authorisation contained in the previous resolution and to carry out any actions, procedures, requests or applications that may be necessary or convenient for the effectiveness of the authorisation, authorising the Board of Directors to delegate such authority to the Executive Committee, with express powers to delegate this in turn; to the Chairman of the Board; to the President & COO; or to any other director; and to empower, in the broadest terms, any Company proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have significant impact on the Group’s risk profile, enabling subsidiaries of Banco Bilbao Vizcaya Argentaria, S.A., to likewise apply said maximum level to their professionals, pursuant to the Recommendations Report issued in this regard by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., on 12 February 2018, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

To authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as in favor of any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; the Ministries of the Economy, Industry and Competitiveness and of Tax and Public Administrations; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, to authorize the Chairman, Mr. Francisco González Rodríguez; the Chief Executive Officer, Mr. Carlos Torres Vila; the Secretary General and of the Board, Mr. Domingo Armengol Calvo; and the Deputy Secretary of the Board, Ms. María del Rosario Mirat Santiago so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this Annual General Meeting, in order to file them with the Commercial Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual accounts in the Company Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON 16 MARCH 2018

To approve, on a consultative basis, the Annual Report on the Remuneration of Directors in Banco Bilbao Vizcaya Argentaria, S.A., corresponding to financial year 2017, which has been made available to shareholders, together with the remaining documents pertaining the General Meeting, as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. José Miguel Andrés Torrecillas Director

Born in Madrid in 1955

Widower

Spanish national

Graduate in Economic and Business Sciences from the Complutense University of Madrid Postgraduate studies in Management Programmes at IESE, Harvard and IMD

Professional Background:

1977 – 1987	External auditor

1987	Partner at Ernst & Young

1989 – 2004	Managing Partner of the Banking Group at Ernst & Young

2001 – 2004	General Managing Partner for Audit and Advisory Services at Ernst & Young Spain

2008 – 2013	Managing Director of the Audit and Advisory practices at Ernst & Young Italy and Portugal

2004 – 2014	Chairman of Ernst & Young Spain

He has been member of the Official Registry of Auditors (ROAC); of the Registry of Economic Auditors (REA); of the Governing Board of the Spanish Institute of Financial Analysts; of the Empresa y Sociedad Foundation; of the Spanish Institute of Chartered Accountants; of the Advisory Board of the Institute of Internal Auditors; and of the Institute of Chartered Accountants in England & Wales (the ICAEW).

He is currently member of the Board of Directors of Zardoya Otis, S.A.; of the Board of Deusto Business School (DBS); and of the Trustee of the SERES Foundation.

He was appointed Director of the BBVA on 13th March 2015 and Lead Independent Director on 31st March 2016. He is chairman of the Audit and Compliance Committee and member of the Appointments Committee and member of the Risk Committee of BBVA.

Ms. Belén Garijo López Director

Born in Almansa (Albacete), in 1960

Married

Spanish national

Graduate in Medicine from Universidad de Alcalá de Henares - Madrid.

Specialist in Clinical Pharmacology, Hospital La Paz - Universidad Autónoma de Madrid.

Master in Business and Management, Ashridge Management School – United Kingdom

Professional Background:

Abbott Laboratorios

1989 – 1994	Medical Director – Spain
1994 – 1996	Director for International Medical Affairs – Illinois, USA

Rhône-Poulenc
1996 – 1999	Director, Oncology Business Unit – Spain

Aventis Pharma
1999 – 2000	Senior Director, Oncology, Central Nervous System and Insulin Business Unit – Spain
2000 – 2002	President of the Oncology Business Unit at global level – New Jersey, USA
2002 – 2004	General Manager, Spain

Sanofi Aventis
2004 – 2006	General Manager, Spain
2006 – 2011	President of Commercial Operations for Europe and Canada – Paris, France

Merck
2011 – 2013	Chief Operating Officer of Merck Serono
2013	President & CEO of Merck Serono
2015	Member of the Executive Board. CEO of Merck Healthcare

L’Oreal
2014	Member of the Board of Directors

From 2006 to 2011 she was member of the Board at Sanofi Pasteur-MSD.

From 2009 to 2011, she was Board member of Zentiva N.V.

From 2011, she is Chair of the PhRMA International Executive Committee, ISEC (Pharmaceutical Research and Manufacturers of America).

She was appointed to a BBVA directorship on 16th March 2012 and is Chair of the Remuneration Committee and is member of BBVA’s Audit and Compliance Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Juan Pi Llorens Director

Born in Reus (Tarragona), in 1950

Married

Spanish national

Graduated in Industrial Engineering from Universidad Politécnica de Barcelona.

PDG - General Management Programme, IESE

Professional Background:

IBM Corporation

1972 – 1978	Various posts. IBM Spain
1978 – 1982	Financial Services Sector Manager – Catalonia. IBM Spain
1983 – 1985	Head of Special Banking Projects. IBM Spain
1986 – 1987	Operations Manager for Catalonia. IBM Spain
1987 – 1989	Commercial Manager – Financial Services Sector. IBM Spain
1990 – 1990	Head of the Personal Staff for the President of IBM EMEA. France
1991 – 1992	Operations Manager for Benelux, Austria, Scandinavia and Switzerland. France
1992 – 1994	Manager of Software & Services for IBM Spain
1994 – 1995	General Manager of IBM Spain
1995 – 1995	Manager of Competitive Strategy for IBM Corporation. USA
1996 – 1996	Manager of Consulting & Systems Integration, IBM Latam. USA
1997 – 1998	Vice president for IBM Latam Sales. USA
1998 – 2001	Executive President – Spain & Portugal. IBM Spain
2001 – 2005	Vice president Finance Industry IBM EMEA. UK
2005 – 2008	Vice president for IBM EMEA Sales
2008 – 2010	Vice president, Technology & Systems Group, IBM EMEA
2009 – 2011	Vice president, Financial Services Sector, GMU (Growth Markets Units), with residence in China

He was appointed to a BBVA directorship on 27th July 2011, he is Chair of the Risk Committee and is member of the Audit and Compliance Committee and of BBVA’s Technology and Cybersecurity Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. José Maldonado Ramos Director

Born in Madrid, in 1952

Married

Spanish national

Graduated in Law from Universidad Complutense de Madrid, winning the extraordinary first Graduation Prize

Professional Background:

In 1978 passed State Exams and joined Spanish State Counsel Corps (Cuerpo de Abogados del Estado).

He was appointed Technical General Secretary to the Ministry of Territorial Administration, becoming Vice-secretary to the same Department in 1982.

He has been Company Secretary and Director of Legal Services for Empresa Nacional para el Desarrollo de la Industria Alimentaria, S.A. (ENDIASA); Astilleros Españoles, S.A.; and Iberia Líneas Aéreas de España, S.A.

He has also been Company Secretary for various public companies, including: Astilleros y Talleres del Noroeste, S.A. (ASTANO); Aplicaciones Técnicas Industriales, S.A. (ATEINSA); Oleaginosas Españolas, S.A. (OESA); Camping Gas, S.A. and Aviación y Comercio, S.A. (AVIACO); has rendered services as Legal Counsel for Banco Exterior, S.A.; Legal Counsel for Banco Internacional de Comercio, S.A. and Banco Central Hispanoamericano S.A., as well as Director and Secretary of Sindibank, S.B.

He was appointed Director and Secretary General of Corporación Bancaria de España, S.A. (Argentaria) in April 1997 and was appointed Director and Secretary General of Banco Bilbao Vizcaya Argentaria, S.A. on 28th January 2000. He took early retirement as Bank executive in December 2009, continuing as member of the Board of Directors. He is currently member of the Executive Committee, the Appointments Committee and the Risk Committee of BBVA.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Jaime Félix Caruana Lacorte

Born in 1952

Spanish national

Telecommunications Engineer by the Universidad Politécnica de Madrid

Commercial Technician and State Economist (Técnico Comercial y Economista del Estado)

Professional Background:

1979-1984	Ministry of Commerce. General Directorate of Imports, Subdelegation of Commerce and Spanish Institute of Foreign Commerce (ICEX)

1984-1987	Commercial Attaché in the Spanish Commercial Office in New York

1987-1996	General Director and Chief Executive Officer in Renta 4 and in its investment fund manager

1996-1999

General Manager of Treasury and Financial Policy, Bank of Spain’s and Spanish National Securities Market Commission’s director. Spanish representative in the Monetary Committee of the European Union and Director of the Spanish Net Equity Stakes (Sociedad Estatal de Participaciones Patrimoniales)

1999-2000	General Manager of Banking Supervision at the Bank of Spain

2000-2006	Governor of the Bank of Spain and member of the Governing Council of the European Central Bank

2003-2006	Chair of the Basel’s Banking Supervisory Committee

2006-2009	Head of Monetary, Capital Markets Department and Financial Counselor and General Manager at the International Monetary Fund (IMF)

2009-2017	General Director of the Bank of International Settlements (BIS)
The following activities may also be highlighted:

2004-2009	Member of the International Advisory Committee of the CBRC (China Banking Regulatory Commission)

2003-2017	Member of the Group of Trustees of the Principles for Stable Capital Flows and Fair Debt Restructuring

2003-2017	Member of the Financial Stability Board (before, Financial Stability Forum)

Since 2003	Member of the Group of 30 (G-30)

Since 2011	Sponsor (patrono) of the Aspen Institute España Foundation

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Ms. Ana Peralta Moreno

Born in 1961

Spanish national

Degree in Economic and Business Sciences by the Universidad Complutense de Madrid

Masters in Financial Management at the CEF (Madrid, Spain); Program for Management Development (PMD) at Harvard Business School; and Senior Management Program (PADE) at IESE

Professional Background:

1989-1990	Spanish Commercial Office in London, ICEX

Bankinter

1990-1994	Analyst at the Risks Area
1994-1998	Director of Asset Transactions. SME Division
1999-2002	Director of the Internet Office
2002-2004	Director of the Chairman’s Office
2004-2008	Chief Risk Officer. Member of the Management Committee, of the Risks Committee and the ALCO

Banco Pastor

2008-2011	General Director of Risks. Member of the Management Committee, of the Risks Committee and of the ALCO

Other positions

Since 2012	Senior Advisor at Oliver Wyman Financial Services
2013-2014	Independent Director at Banco Etcheverría. Chair of the Risks Committee and member of the Audit and Regulatory Compliance Committee
2014-2018	Independent Director at Deutsche Bank, SAE, having held positions in several Committees: Audit and Risk (Chair) and Appointments and Remunerations (member)
Since 2016	Independent Director at Grenergy Renovables, S.A. Chair of the Audit and Control Committee
2017	Independent Director at Grupo Lar Holding Residencial, S.A.U. and Grupo Lar Unidad Terciario, S.L.U.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Mr. Jan Verplancke
Born in 1963 Belgian nationality Bachelor in Science, Computer Science, at the Programming Centre of the North Atlantic Treaty Organization (NATO), in Belgium Professional Background:

1985-1988	Programmer at the Belgian air forces

Levi Strauss

1988-1989	IT analyst (Belgium)

1990-1993	Head of IT Resources (Switzerland)

1994-1998	Vice president and Chief of Architecture (USA)

1998-1999	Vice president of Information of the Youth Category (USA)

Dell

1999-2004	Vice president of Technology and Chief Information Officer, in the EMEA region (UK)

Standard Chartered Bank

2004-2015	Director, Chief Information Officer, Group Head of Technology and Banking Operations (Singapore)

Other positions

2006-2009	Non-executive director at Cambridge Solutions (India)

2008-2011	Non-executive director at Monitise (UK)

Since 2017	Non-executive director at Abdul Latif Jameel (Saudi Arabia)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2018	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo

Title: Authorized representative